As filed with the Securities and Exchange Commission on July 22, 2003

Registration No. 333-106262

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Kookmin Bank

(Exact name of Registrant as specified in its charter)

Republic of Korea	6029	Not Applicable
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9-1, 2-ga, Namdaemoon-ro, Jung-gu

Seoul, Korea 100-703

822-317-2114

(Address of Registrant’s principal executive offices)

Kookmin Bank, New York Branch

565 Fifth Avenue, 24th Floor

New York, New York 10017

212-697-6100

(Name, Address, Including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Jinduk Han, Esq. Cleary, Gottlieb, Steen & Hamilton 39th Floor, Bank of China Tower One Garden Road, Central Hong Kong, S.A.R. People’s Republic of China 852-2521-4122	Yong G. Lee, Esq. Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, NY 10006-1470 United States of America 212-225-2000

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after the Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)

Common stock, par value (Won)5,000 per share	4,000,000	$31.23	$124,926,489	$10,107

(1)	Represents the maximum number of shares of common stock of Kookmin Bank expected to be issued to Kookmin Credit Card stockholders resident in the United States in connection with the merger described herein, based on the merger ratio of .442983 shares of common stock of Kookmin Bank to be issued for every one share of common stock of Kookmin Credit Card. The securities to be issued in connection with the merger outside the United States are not registered under this registration statement.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(f), based on the market value of the shares of Kookmin Bank common stock calculated pursuant to Rule 457(c) by taking the average of the high and low prices of such shares as reported on the Korea Stock Exchange on June 16, 2003 and converting them into U.S. Dollars based on the noon buying rate for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York as in effect on such date of (Won)1,190.3 = US$1.00.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registrant Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not ask you to vote until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated July 22, 2003

Extraordinary General Meeting of Stockholders of Kookmin Credit Card

MERGER PROPOSAL

The board of directors of Kookmin Credit Card Co., Ltd. has approved a merger agreement that would result in Kookmin Credit Card merging with and into Kookmin Bank. In the merger, each holder of one outstanding share of Kookmin Credit Card common stock will receive .442983 shares of Kookmin Bank common stock.

Kookmin Bank and Kookmin Credit Card believe the merger will:

•	maximize management efficiencies for our credit card operations;

•	provide the capital necessary to support the future growth of our credit card operations;

•	enable us to respond flexibly to the dynamics of the changing credit card market environment in Korea;

•	enable us to efficiently allocate resources and reduce costs in our credit card operations; and

•	strengthen our overall competitiveness in the Korean credit card industry.

Before we can proceed with the merger, the merger agreement must be approved at an extraordinary general meeting of Kookmin Credit Card stockholders to be held at the Conference Hall on the 9th floor of the Kookmin Credit Card building, 167 Naesu-dong, Jongno-gu, Seoul, Korea on September 5, 2003 at 10:00 a.m. local time. Because Kookmin Bank currently owns approximately 74.3% of Kookmin Credit Card’s outstanding shares of common stock, it has the power to approve the merger agreement without the vote of any other holders of Kookmin Credit Card common stock.

This prospectus has been prepared for stockholders of Kookmin Credit Card residing in the United States to provide information about the merger and the extraordinary general meeting of stockholders of Kookmin Credit Card. We encourage you to read this document in its entirety, including the section describing risk factors relating to the merger that begins on page 6.

Common stockholders of Kookmin Credit Card will be entitled to attend and vote, either in person or by proxy at the extraordinary general meeting if they are recorded on the stockholder register on July 24, 2003, which is 43 days prior to the date of the meeting.

Your vote is important, regardless of the number of shares you own. On behalf of your board of directors, I urge you to vote in favor of the merger.

Bong-Hwan Cho

Chairman, President and Chief Executive Officer

Kookmin Credit Card Co., Ltd.

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                 , 2003 and is expected to be first mailed to stockholders on or about such date.

i

NOTES

The fiscal years of Kookmin Bank and Kookmin Credit Card end on December 31 of each year. All references to a particular year are to the year ended December 31 of that year.

Unless otherwise indicated, the financial information presented in this document has been prepared in accordance with accounting principles generally accepted in the United States, which are known as “U.S. GAAP”.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

CURRENCIES AND EXCHANGE RATES

All references to “Won” or “(Won)” in this prospectus are to the currency of Korea, and all references to “Dollars”, “U.S. Dollars”, “$” or “US$” are to the currency of the United States of America.

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. Dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. Dollars in this prospectus were made at the noon buying rate in effect on December 31, 2002 which was (Won)1,186.3 to US$1.00. We do not intend to imply that the Won or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate, or at all. On                     , 2003, the noon buying rate was (Won)            = US$1.00.

	Won per U.S. Dollar (noon buying rate)
	Average		High		Low		Period-End
	(of month end rates)
1998	(Won)	1,367.3	(Won)	1,812.0	(Won)	1,196.0	(Won)	1,206.0
1999		1,188.2		1,243.0		1,125.0		1,136.0
2000		1,140.0		1,267.0		1,105.5		1,267.0
2001		1,293.4		1,369.0		1,234.0		1,313.5
2002		1,242.0		1,332.0		1,160.6		1,186.3
2003 (through August )
January		—		1,197.3		1,164.6		1,165.0
February		—		1,206.0		1,173.0		1,193.7
March		—		1,260.0		1,184.6		1,252.0
April		—		1,262.0		1,204.0		1,215.5
May		—		1,222.5		1,192.0		1,210.0
June
July
August (through August )

SUMMARY

This summary highlights selected information in this prospectus and may not contain all of the information that is important to you. You should carefully read the entire prospectus for a complete understanding of the merger. In particular, you should read the documents attached to this prospectus, including the merger agreement, and the other documents to which this prospectus refers you. See “Where You Can Find More Information” beginning on page 29.

Kookmin Bank

9-1, 2-ga, Namdaemoon-ro, Jung-gu

Seoul, Korea 100-703

Telephone: 822-317-2114

Kookmin Bank is the largest commercial bank in Korea in terms of total assets as a result of the merger in November 2001 between the former Kookmin Bank and H&CB. As of December 31, 2002, Kookmin Bank had total assets of (Won)84,099 billion and total deposits of (Won)122,399 billion. On the asset side, Kookmin Bank provides credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. On the deposit side, Kookmin Bank provides a full range of deposit products and related services to both individuals and enterprises of all sizes.

Kookmin Credit Card (see page 20)

167 Naesu-dong, Jongno-gu

Seoul, Korea 110-070

Telephone: 822-3700-3068

Kookmin Credit Card is one of the largest credit card companies in Korea with over 12.8 million cards issued as of December 31, 2002. As of December 31, 2002, Kookmin Credit Card had total assets of (Won)17,007 billion. Kookmin Credit Card provides a wide range of financial services beyond credit card services, including loans and consumer financing. Kookmin Credit Card is approximately 74.3% owned by Kookmin Bank and is a consolidated subsidiary of Kookmin Bank.

The Proposed Merger (see page 11)

In the merger, Kookmin Credit Card will merge with and into Kookmin Bank, with Kookmin Bank surviving the merger. In the merger, Kookmin Credit Card common stockholders will receive .442983 shares of Kookmin Bank common stock for every one share of Kookmin Credit Card common stock they own, and cash instead of fractional shares that they would otherwise be entitled to receive in the merger. Immediately following the merger, we anticipate that current stockholders of Kookmin Credit Card, other than Kookmin Bank, will own approximately 2.4% of Kookmin Bank’s outstanding common stock.

Treatment of Kookmin Credit Card Stock Options (see page 13)

If we successfully complete the merger, Kookmin Bank intends to assume Kookmin Credit Card’s employee stock options by converting options to acquire shares of Kookmin Credit Card common stock into options to acquire shares of Kookmin Bank common stock. We anticipate that, subject to agreement between Kookmin Bank and Kookmin Credit Card, the number of shares that each option would represent the right to purchase and the exercise price per share will be adjusted based on the merger ratio. Existing stock options to acquire shares of Kookmin Bank common stock will not be affected by the merger.

Dissent and Appraisal Rights (see page 14)

Under Korean law, holders of shares of Kookmin Credit Card common stock who oppose the merger may exercise an appraisal right and require us to purchase their shares if the merger is completed. In order for stockholders to exercise such right, dissenting stockholders must submit to Kookmin Credit Card written notice of their intention to dissent prior to the extraordinary general meeting and, within ten days of such meeting, must request that their shares be repurchased.

If the merger is completed, we expect to pay (Won)13,680 for each share of Kookmin Credit Card common stock properly submitted to us for appraisal. If 30% or more of stockholders requesting appraisal reject the applicable appraisal price, the Financial Supervisory Commission of Korea will review, and may adjust, the price to be paid in respect of Kookmin Credit Card’s shares. For a more complete description of the appraisal rights, see “The Merger—Dissent and Appraisal Rights”.

The Extraordinary General Meeting (see page 9)

The Kookmin Credit Card extraordinary general meeting will be held at the Conference Hall on the 9th floor of the Kookmin Credit Card building, 167 Naesu-dong, Jongno-gu, Seoul, Korea on September 5, 2003, starting at 10:00 a.m. local time. The agenda for the meeting is the approval of the merger agreement.

The approval of the merger agreement will require a special resolution adopted by the affirmative vote of at least two-thirds of the shares of common stock present or represented at the meeting. The shares voting to approve the merger agreement must also represent at least one-third of the total issued and outstanding shares of common stock. Each share of common stock present or represented at the meeting will be entitled to one vote.

Kookmin Bank currently owns 54,365,028 shares of Kookmin Credit Card common stock, representing approximately 74.3% of the total votes entitled to be cast at the extraordinary general meeting. Kookmin Bank intends to vote all of its Kookmin Credit Card shares in favor of the resolution to approve the merger agreement. The vote of Kookmin Credit Card shares owned by Kookmin Bank is sufficient to ensure approval of the merger agreement at the extraordinary general meeting.

Interests of Directors and Officers in the Merger (see page 12)

You should be aware that a number of directors and officers of Kookmin Credit Card may have interests in the merger that are different from, or in addition to, your interests as a Kookmin Credit Card stockholder. We describe these interests beginning on page 12 of this prospectus.

Accounting Treatment (see page 13)

Under U.S. GAAP, Kookmin Bank will account for the merger using the purchase method of accounting.

Income Tax Consequences of the Merger (see page 13)

Kookmin Credit Card believes it is a passive foreign investment company for U.S. federal income tax purposes. Accordingly, in general, holders of Kookmin Credit Card common stock will recognize taxable gain to the extent that the fair market value of the Kookmin Bank common stock they receive in the merger (including any cash received in lieu of fractional shares) exceeds their tax basis in the Kookmin Credit Card shares they hold. You should consult your own tax advisor regarding the tax consequences of the merger involving a passive foreign investment company and ownership of Kookmin Bank common stock.

Conditions to the Completion of the Merger (see page 17)

We will complete the merger only if specified conditions are satisfied or waived, including those listed below:

•	we must obtain regulatory approvals and other consents from Korean governmental entities;

•	we must have performed our respective covenants and other obligations in the merger agreement;

•	there must not have occurred a material adverse effect on either of our respective properties or business conditions;

•	Kookmin Bank must not have received notices from stockholders holding 20% or more of its outstanding common stock that they dissent from the merger;

•	our respective representations and warranties in the merger agreement must be true and correct as of the date of the merger; and

•	the merger agreement must have been approved by Kookmin Credit Card stockholders.

Termination of the Merger Agreement (see page 17)

Kookmin Bank and Kookmin Credit Card can jointly agree to terminate the merger agreement at any time. In addition, either entity may terminate the merger agreement if, among other things:

•	the completion of the merger becomes impossible or unlawful because any necessary governmental approval or consent is not granted or due to a change in applicable law unless otherwise agreed by each party within 15 days from the occurrence of any such event; or

•	the other party breaches any of its representations, warranties or obligations under the merger agreement and fails to cure the breach within 30 days after notice, if the breach causes a material adverse effect.

Creditor Protection Procedures (see page 13)

Under Korean law, Kookmin Credit Card is required to implement creditor protections procedures in connection with the merger. After the merger agreement is approved at the extraordinary general meeting, creditors of Kookmin Credit Card that are opposed to the merger may require it to perform its payment obligations to such creditors on an accelerated basis or provide collateral or property in trust to secure such payment.

Regulatory Matters (see page 14)

We are working to obtain all necessary regulatory approvals required under Korean and other laws and regulations. Kookmin Bank and Kookmin Credit Card submitted a report regarding the proposed merger to the Financial Supervisory Commission, the Korea Stock Exchange and the Korea Securities Dealers Association on May 30, 2003, the date of execution of the merger agreement. We have also submitted an application for preliminary approval of the merger, pursuant to the Act on Structural Improvement of the Financial Industry, to the Financial Supervisory Commission on June 20, 2003. Kookmin Bank and Kookmin Credit Card have undertaken in the merger agreement to use their best efforts to obtain all necessary Korean or non-Korean approvals required to complete the merger.

Completion and Effectiveness of the Merger

We will complete the merger when all the conditions to completion of the merger are satisfied or waived in accordance with the merger agreement. The merger will become effective when Kookmin Bank registers the merger and Kookmin Credit Card registers its dissolution as a result of the merger with the commercial registry office of the Seoul District Court, pursuant to the applicable requirements of Korean law. We expect to complete the merger during the third quarter of 2003.

Summary Market Price Information

Shares of Kookmin Bank and Kookmin Credit Card common stock are traded on the Korea Stock Exchange and the KOSDAQ Stock Market, respectively. The table below lists the closing prices of Kookmin Bank’s and Kookmin Credit Card’s common stock, and the equivalent value of Kookmin Credit Card’s common stock based upon the merger ratio, on May 29, 2003, the last trading day before the public announcement of the proposed merger, and on             , 2003.

	May 29, 2003		, 2003
Kookmin Bank common stock	(Won)	32,200	(Won)
Kookmin Credit Card common stock		14,850
Pro forma equivalent per share value of Kookmin Credit Card common stock(1)		14,264

(1)	Calculated by multiplying the Kookmin Bank common stock closing price by the merger ratio of .442983.

Summary Financial Data of Kookmin Bank

We present below per common share data on a U.S. GAAP basis regarding the net income, cash dividends declared and book value of Kookmin Bank on a historical basis.

Year Ended December 31, 2002

	Kookmin Bank (Historical)
Net income per share
Basic	(Won)	3,939
Diluted		3,831
Dividends per share		100
Book value per share		27,167

Questions About the Merger

If you have any questions about the merger or the voting procedures in connection with the extraordinary general meeting of Kookmin Credit Card stockholders, you may contact:

Kookmin Credit Card

Investor Relations Team

167 Naesu-dong, Jongno-gu

Seoul, Korea 110-070

Telephone: 822-3700-3068

Facsimile: 822-3700-3069

e-mail: ir@kmcard.co.kr

RISK FACTORS RELATING TO THE MERGER

As a result of the merger, Kookmin Credit Card’s businesses will be subject to the following new or increased risks related to Kookmin Bank’s other businesses and/or the structure of the merger. In addition to the risks described below, the combined company will continue to be subject to the risks described in the documents that Kookmin Bank has filed with the SEC that are incorporated by reference into this prospectus. You should carefully consider the following risk factors as well as the other information contained or incorporated into this prospectus in deciding whether to vote in favor of the merger.

Your vote at the extraordinary general meeting may not affect the outcome with respect to the proposed merger.

The approval of the merger agreement at the extraordinary general meeting of Kookmin Credit Card stockholders will require a special resolution adopted by the affirmative vote of at least two-thirds of the shares of common stock present or represented at the meeting and at least one-third of Kookmin Credit Card’s total issued and outstanding shares of common stock. Kookmin Bank currently owns Kookmin Credit Card common stock representing approximately 74.3% of total votes entitled to be cast at the extraordinary general meeting, which is sufficient to ensure approval of the merger, and intends to vote all of its Kookmin Credit Card shares in favor of the resolution to approve the merger agreement. Accordingly, your vote at the extraordinary general meeting may have no effect on the outcome with respect to the proposed merger.

There was no formal valuation determining the fairness of the merger ratio.

The merger ratio was determined in accordance with Korean law and not by arms’ length negotiations between Kookmin Bank and Kookmin Credit Card. There was no formal valuation of Kookmin Credit Card or Kookmin Bank by an independent third party. Neither Kookmin Credit Card nor Kookmin Bank has obtained a fairness opinion by an investment banking firm or other qualified appraiser, and neither intends to obtain such an appraisal. Accordingly, the merger ratio may not represent what you would regard as fair or adequate consideration for your Kookmin Credit Card common stock.

The merger ratio is fixed and will not reflect market fluctuations; as a result, the value of the Kookmin Bank common stock you receive in the merger may be less than when you vote.

Upon completion of the merger, shares of Kookmin Credit Card common stock will be converted into shares of Kookmin Bank common stock. The ratio at which Kookmin Credit Card common stock will be converted is fixed, and there will be no adjustment for changes in the market price of Kookmin Bank common stock. Any change in the price of Kookmin Bank common stock occurring prior to the effective date of the merger will affect the value that Kookmin Credit Card stockholders will receive in the merger. The value of the Kookmin Bank common stock received in the merger may be higher or lower than the value calculated as of the date of the extraordinary general meeting, depending on whether the market price of Kookmin Bank’s common stock goes up or down. Stock price changes may result from a variety of factors that are beyond our control, including changes in Kookmin Credit Card’s or Kookmin Bank’s businesses, operations and prospects, regulatory considerations and general market and economic conditions. Kookmin Credit Card is not permitted to “walk away” from the merger or resolicit the vote of stockholders solely because of changes in the market price of Kookmin Bank’s common stock.

We may fail to realize the anticipated benefits of the merger.

The success of the merger of Kookmin Credit Card with Kookmin Bank will depend, in part, on our ability to realize the anticipated synergies, growth opportunities and, to a lesser extent, cost savings from combining those two businesses. The realization of these anticipated benefits may be blocked, delayed or reduced as a result of numerous factors, some of which are outside our control. These factors include:

•	difficulties in integrating the operations of Kookmin Credit Card with those of Kookmin Bank, including information systems, personnel, policies and procedures, and overlapping operations and marketing networks;

•	unforeseen contingent risks or latent liabilities relating to the merger that may become apparent in the future;

•	difficulties in managing a larger business;

•	loss of key personnel; and

•	labor unrest.

Accordingly, we cannot assure you that we will realize the anticipated benefits of the merger or that the merger will not adversely affect our combined business, financial condition and results of operations.

The integration of the operations of Kookmin Credit Card into Kookmin Bank may require significant amounts of time, financial resources and management attention. Kookmin Bank’s management intends to implement a business plan to effectively combine the operations of Kookmin Credit Card with the credit card operations of Kookmin Bank. If this business plan is not effective in integrating these operations, however, we may not realize the anticipated benefits of the merger. Moreover, the integration process could result in the disruption of our ongoing credit card business and information technology systems, or inconsistencies in standards, controls, procedures and policies and a reduction in employee morale, each of which may adversely affect our ability to maintain relationships with customers and to retain key personnel.

Labor union unrest may disrupt our operations, which may hinder our ability to realize the benefits of the merger.

In May 2003, Kookmin Credit Card experienced a period of labor unrest in connection with the announcement of the merger, as its employees engaged in a strike demanding that the merger with Kookmin Bank not go forward. The employees and labor unions of either or both Kookmin Credit Card and Kookmin Bank may continue to engage in disruptive activities in opposition to the merger. In addition, we may face continued labor unrest after the merger is completed. Actual or threatened labor unrest may hinder our ability to realize cost savings in connection with the merger, and any significant labor action by our workforce could seriously disrupt our operations.

We may experience customer loss as a result of, among other things, our move to create a single brand for our credit card products and services.

Our credit card businesses currently operate under the “Kookmin Card” and “BC Card” brand names. Following the merger, we plan to gradually migrate existing BC Card holders to the Kookmin Card brand over time. We may suffer a loss of our existing credit card customers as a result of the merger, to the extent they currently hold both brands of credit cards and cancel one brand, or in connection with our planned brand migration process. Loss of a significant number of customers would lead to a decline in credit card revenue and market share, and could have an adverse effect on our combined business, financial condition and results of operations.

The merger is subject to various conditions and may not be completed as scheduled or at all.

Under the merger agreement, the obligation of Kookmin Bank and Kookmin Credit Card to complete the merger is subject to a number of specified conditions, including the obtaining or satisfaction of all regulatory approvals, permits, consents and requirements necessary for the consummation of the merger. Regulatory authorities in Korea or elsewhere may seek to block or delay the merger or may impose conditions that reduce the anticipated benefits of the merger or make it difficult to complete as planned. In addition, both parties have the right to terminate the merger agreement at any time prior to the completion of the merger, upon mutual written consent. Either party may also terminate the merger agreement upon a continuing breach of the agreement by the other party that has a material adverse effect on either party or the ability of either party to perform its obligations under the agreement. Accordingly, even if the merger is approved at the extraordinary general meeting of stockholders of Kookmin Credit Card, we cannot assure you that the merger will be completed as scheduled or at all.

FORWARD-LOOKING INFORMATION

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains forward-looking statements, which may include statements regarding the period following completion of the merger.

Words such as “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, or the merger of Kookmin Bank and Kookmin Credit Card, identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to the businesses of Kookmin Bank and Kookmin Credit Card, the factors relating to the merger discussed under “Risk Factors Relating to the Merger”, among others, could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to, any downward adjustment of the value of Kookmin Bank common stock relative to Kookmin Credit Card common stock, failure to realize the anticipated benefits of the merger and adverse regulatory developments. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date they are made. Except as required by law, neither Kookmin Bank nor Kookmin Credit Card is under any obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to Kookmin Bank or Kookmin Credit Card or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

THE EXTRAORDINARY GENERAL MEETING OF KOOKMIN CREDIT CARD

STOCKHOLDERS

Time, Place and Purpose

The extraordinary general meeting is scheduled to be held at the Conference Hall on the 9th floor of the Kookmin Credit Card building, 167 Naesu-dong, Jongno-gu, Seoul, Korea on September 5, 2003, at 10:00 a.m. local time. The extraordinary general meeting is being held so that common stockholders of Kookmin Credit Card can consider and vote upon a special resolution approving the merger agreement between Kookmin Bank and Kookmin Credit Card, pursuant to which Kookmin Credit Card will be merged into Kookmin Bank, with Kookmin Bank continuing as the surviving entity.

Record Date and Outstanding Capital Stock

The board of directors of Kookmin Credit Card has fixed the close of business on July 24, 2003 as the record date for the determination of Kookmin Credit Card common stockholders entitled to notice of and to vote at the extraordinary general meeting. On the record date, there were 73,200,000 shares of Kookmin Credit Card stock outstanding held by         holders of record.

Voting Rights and Votes Required

Common stockholders of Kookmin Credit Card recorded on the stockholder register as of the record date will be entitled to attend and vote, either in person or by proxy, at the extraordinary general meeting. Each share of common stock present or represented at the meeting will be entitled to one vote.

The adoption of any special resolution at the extraordinary general meeting requires the affirmative vote of at least two-thirds of the shares of common stock present or represented at the meeting. The shares voting affirmatively must also represent at least one-third of the total issued and outstanding shares of common stock.

As of the record date, Kookmin Bank owned 54,365,028 shares of Kookmin Credit Card common stock, representing approximately 74.3% of the total votes entitled to be cast on the merger. Kookmin Bank intends to vote, or cause to be voted, all of the shares of Kookmin Credit Card common stock owned by it in favor of the resolution to approve the merger agreement. The vote of Kookmin Credit Card shares owned by Kookmin Bank is sufficient to ensure approval of the merger agreement at the extraordinary general meeting.

Voting by Proxy

Common stockholders of Kookmin Credit Card may vote either in person at the extraordinary general meeting or by proxy. Stockholders who wish to vote their shares of Kookmin Credit Card common stock by proxy can do so through one of the following methods:

•	Voting through the Korea Securities Depository. Common stockholders will be entitled to instruct the Korea Securities Depository, as depositary for Kookmin Credit Card common stock issued in book-entry form, as to how to vote their shares of common stock at the extraordinary general meeting. A stockholder wishing to provide voting instructions to the Korea Securities Depository must:

•	If it has not received from its standing proxy in Korea a voting instruction form prepared by the Korea Securities Depository, ask the standing proxy to obtain and send the voting instruction form to the stockholder; and

•	Complete the voting instruction form and return it to the stockholder’s standing proxy in Korea by no later than August 29, 2003 (Seoul time), with instructions for the standing proxy to submit the voting instruction form to the Korea Securities Depository by the end of business on September 1, 2003.

Although there is no guarantee, if the Korea Securities Depository receives a completed voting instruction form from a stockholder through its standing proxy on or prior to September 1,

2003, the Korea Securities Depository will try to vote the stockholder’s shares in accordance with the instructions of the stockholder, as far as practical and subject to the requirements of Korean law. Stockholders will be able to change their vote after they send in their voting instruction forms to the Korea Securities Depository, by attending the meeting and voting their shares in person or, if available, by requesting their respective standing proxies to attend the meeting and vote the shares by proxy as described below.

In the case of any shares of common stock as to which the Korea Securities Depository does not receive voting instructions from the stockholder in a timely manner, the Korea Securities Depository will vote the shares in the same manner and same proportion on each matter as all the other shares of common stock present or represented at the extraordinary general meeting are voted, unless the stockholder or its standing proxy attends the meeting and votes the shares.

•	Voting through a Standing Proxy in Korea. Depending on the terms of its agreement with its standing proxy in Korea, a Kookmin Credit Card common stockholder may also be entitled to request the standing proxy attend the extraordinary general meeting on behalf of the stockholder and vote the stockholder’s shares by proxy in accordance with the stockholder’s instructions. Stockholders who wish to vote their shares of Kookmin Credit Card common stock in this manner should consult with their standing proxy. Among other things, in order to vote its shares by proxy in this manner, a stockholder must deliver a power of attorney to its standing proxy authorizing it to vote the shares on behalf of the stockholder at the extraordinary general meeting. The standing proxy will be required to produce the power of attorney at the meeting.

A stockholder may revoke a power of attorney after it is delivered and provide a different power of attorney to its standing proxy at any time prior to the extraordinary general meeting. A stockholder may also revoke any power of attorney and attend and vote directly at the extraordinary general meeting.

If you have further questions regarding your voting rights, you should contact your standing proxy in Korea, or Kookmin Credit Card at:

Kookmin Credit Card

167 Naesu-dong, Jongno-gu

Seoul, Korea 110-070

Telephone: 822-3700-3068

Facsimile: 822-3700-3069

e-mail: ir@kmcard.co.kr

THE MERGER

Background and Reasons for the Merger

On May 30, 2003, the board of directors of Kookmin Bank and Kookmin Credit Card approved a merger agreement between the two entities providing for the merger of Kookmin Credit Card with and into Kookmin Bank. On the same date, Kookmin Bank and Kookmin Credit Card executed the merger agreement.

The purpose of the merger is to unify Kookmin Bank’s credit card businesses, which are currently split between the “Kookmin Card” brand operated by its 74.3% subsidiary, Kookmin Credit Card, and the “BC Card” brand business operated directly by Kookmin Bank. We believe that unifying Kookmin Bank’s credit card businesses through the merger will:

•	maximize management efficiencies for our credit card operations;

•	provide the capital necessary to support the future growth of our credit card operations;

•	enable us to respond flexibly to the dynamics of the changing credit card market environment in Korea;

•	enable us to efficiently allocate resources and reduce costs in our credit card operations; and

•	strengthen our overall competitiveness in the Korean credit card industry.

Further, we believe Kookmin Bank’s financial support and its decision to develop the credit card business as one of its core businesses should alleviate market concerns over Kookmin Credit Card’s liquidity and capital adequacy and restore overall market confidence in Kookmin Credit Card’s operations.

Kookmin Bank intends to permit the current Kookmin Credit Card operations to maintain their operational autonomy following the merger, though those operations will have access to Kookmin Bank’s management expertise and resources to allow them to increase their overall efficiency and competitiveness. Following the merger, we also plan to gradually migrate existing BC Card holders to the Kookmin Card brand over time.

Conversion of Kookmin Credit Card Common Stock

When the merger is completed, Kookmin Credit Card common stockholders will receive .442983 shares of Kookmin Bank common stock for every one share of Kookmin Credit Card common stock they own. Kookmin Bank will not issue any fractional shares of common stock to Kookmin Credit Card common stockholders in connection with the merger. Instead, common stockholders of Kookmin Credit Card will receive cash, calculated based on the closing price of the Kookmin Bank common stock as of the date the shares will be listed on the Korea Stock Exchange, in lieu of any fractional shares they would otherwise be entitled to receive.

The merger ratio was determined in accordance with Korean law and not by arms’ length negotiations between Kookmin Bank and Kookmin Credit Card. See “Risk Factors Relating to the Merger”. Applicable Korean law requires that the merger ratio be calculated based on the applicable prices of the common stock of the constituent corporations, which in each case is to be the lesser of:

•	The arithmetic average of

(1)	the closing price of the common stock on the day prior to submission of the merger report to the Financial Supervisory Commission,

(2)	the weighted average of the daily closing prices of the common stock during the one week period ending on such day and

(3)	the weighted average of the daily closing prices of the common stock during the one month period ending on such day, and

•	The closing price of the common stock on the day prior to submission of the merger report to the Financial Supervisory Commission.

Accordingly, the applicable price of the common stock of each of Kookmin Bank and Kookmin Credit Card was calculated for purposes of determining the merger ratio based on the lesser of:

•	the arithmetic average of

(1)	the closing price of its common stock on May 29, 2003,

(2)	its weighted average daily closing stock prices for the one week period ending May 29, 2003 and

(3)	its weighted average daily closing stock prices for the one month period ending May 29, 2003, and

•	the closing price of its common stock on May 29, 2003.

Based on this calculation, the applicable prices of Kookmin Bank common stock and Kookmin Credit Card common stock were determined to be (Won)31,780 and (Won)14,078, respectively, and the merger ratio was determined to be .442983.

Interests of Certain Kookmin Credit Card Directors and Executive Officers in the Merger

You should be aware that a number of directors and officers of Kookmin Credit Card may have agreements or arrangements that provide them with interests in the merger that differ from those of Kookmin Credit Card stockholders. The Kookmin Credit Card board of directors was aware of these interests during its deliberations of the merits of the merger.

Management Positions. Concurrently with the merger, the directors of Kookmin Credit Card will resign from their offices, and Kookmin Bank will not appoint any new directors by reason of the merger. However, we expect that the current executive officers of Kookmin Credit Card, including its executive directors, will become executive officers of Kookmin Bank following the merger.

Stock Ownership. As of July 24, 2003, the directors and executive officers of Kookmin Credit Card, together with their respective affiliates, beneficially owned     shares representing approximately     % of the outstanding shares of Kookmin Credit Card common stock, as well as options to purchase an additional     shares.

In addition, as of July 24, 2003, the directors and executive officers of Kookmin Credit Card, together with their respective affiliates, beneficially owned              shares of common stock of Kookmin Bank, as well as options to purchase an additional              shares.

Indemnification and Insurance. Kookmin Credit Card’s directors and executive officers are insured against liability relating to the performance of their duties under a directors’ and officers’ insurance policy. The policy provides coverage of up to (Won)5 billion in the aggregate for all insured persons, with respect to each incident triggering liability.

Completion and Effectiveness of the Merger

The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including the approval of the merger agreement by the stockholders of Kookmin Credit Card. The merger will become effective when Kookmin Bank registers the merger and Kookmin Credit Card registers its dissolution as a result of the merger with the commercial registry office of the Seoul District Court, pursuant to applicable requirements of Korean law.

We are working on completing the merger as quickly as possible. We expect to complete the merger during the third quarter of 2003.

Exchange of Kookmin Credit Card Common Stock for Kookmin Bank Common Stock

When the merger becomes effective or shortly thereafter, the Korea Securities Depository, which is the clearing agency for the Kookmin Credit Card common stock, will register the newly issued Kookmin Bank common stock in book-entry form in the names of the common stockholders of record of Kookmin Credit Card as of the effective date of the merger, in exchange for the Kookmin Credit Card common stock so registered as of such date.

Creditor Protection Procedures

Under the Korea Commercial Code and the Act on Structural Improvement of the Financial Industry of Korea, Kookmin Credit Card is required to implement the following creditor protection procedures in connection with the merger:

•	Within two weeks of the approval of the merger agreement by Kookmin Credit Card’s stockholders at its extraordinary general meeting, Kookmin Credit Card must provide a public notice to its creditors providing the creditors with a specified amount of time, not less than 10 days, to raise any objection to the merger.

•	Any creditor failing to raise an objection during the specified period of time will be deemed to have approved the merger.

•	If a creditor raises an objection to the merger, Kookmin Credit Card will be required to perform its payment obligation to such creditor on an accelerated basis, to provide such creditor with collateral, or to deposit property with a trust company for the benefit of such creditor.

Treatment of Kookmin Credit Card Stock Options

As of July 24, 2003, options to purchase an aggregate of        shares of Kookmin Credit Card common stock were outstanding and held by the officers, directors and employees of Kookmin Credit Card. We anticipate that, subject to the mutual agreement of Kookmin Bank and Kookmin Credit Card, all outstanding Kookmin Credit Card stock options will be converted into corresponding options to purchase .442983 share of Kookmin Bank common stock for every share of Kookmin Credit Card common stock that an option holder is entitled to purchase under the outstanding Kookmin Credit Card stock options.

In the event that a director or officer of Kookmin Credit Card resigns from Kookmin Credit Card as a result of the merger prior to the expiration of a specified period of either one or two years from the grant date of any options he or she holds, the number of shares he or she is entitled to purchase under the relevant options will be reduced proportionately to reflect the number of days remaining from the date of his or her resignation to the end of such one or two year period, as the case may be.

Income Tax Consequences of the Merger

Kookmin Credit Card believes it is a passive foreign investment company for U.S. federal income tax purposes. Accordingly, in general, holders of Kookmin Credit Card common stock will recognize taxable gain to the extent that the fair market value of the Kookmin Bank common stock they receive in the merger (including any cash received in lieu of fractional shares) exceeds their tax basis in the Kookmin Credit Card shares they hold. You should consult your own tax advisor regarding the tax consequences of the merger involving a passive foreign investment company and ownership of Kookmin Bank common stock.

Accounting Treatment of the Merger

The consolidated financial statements of Kookmin Bank incorporated by reference into this prospectus have been prepared in accordance with U.S. GAAP. Kookmin Bank intends to account for the acquisition using the purchase method of accounting under U.S. GAAP. The acquisition cost will be allocated to Kookmin Credit Card’s assets acquired and liabilities assumed based on their fair values, including intangible assets that meet the recognition criteria. Any excess will be recognized as goodwill.

Regulatory Matters

We have summarized below the material regulatory requirements affecting the merger. Although we have not yet received all of the required approvals we discuss, we anticipate that we will receive them in time to complete the merger by the third quarter of 2003.

Korean Bank Regulatory Requirements. Under the Act on Structural Improvement of the Financial Industry, we are required to obtain an approval in respect of the merger from the Financial Supervisory Commission. We submitted an application for preliminary approval of the merger pursuant to this Act to the Financial Supervisory Commission on June 20, 2003. After we obtain a preliminary approval, we will apply to the Financial Supervisory Commission for official approval of the merger. Unless material changes are made to the terms of the merger after the date of preliminary approval, we expect that the Financial Supervisory Commission will issue its official approval of the merger in time for it to be completed as scheduled in the third quarter of 2003.

Korean Antitrust Requirements. Under the Monopoly Regulation & Fair Trade Act of Korea, we are required to file a business combination report with the Korean Fair Trade Commission within 30 days of the execution of the merger agreement. However, this filing requirement was waived under applicable Korean law because the Financial Supervisory Commission was obligated to consult directly with the Fair Trade Commission after we filed our application for preliminary approval of the merger with the Financial Supervisory Commission on June 20, 2003. The Fair Trade Commission may require us to provide additional documents or information relating to the merger.

Other Requirements. In addition, we submitted a report regarding the proposed merger to the Financial Supervisory Commission, the Korea Stock Exchange and the Korea Securities Dealers Association on May 30, 2003, the date of the execution of the merger agreement. We have each also undertaken in the merger agreement to use our best efforts to obtain all other Korean or non-Korean regulatory approvals necessary to complete the merger.

Dissent and Appraisal Rights

Holders of Kookmin Credit Card common stock are entitled to appraisal rights under Korean law.

Under the Korean Securities and Exchange Act and the Act on Structural Improvement of the Financial Industry, in order to exercise the appraisal rights, a holder of Kookmin Credit Card common stock must:

•	have been listed on the stockholder registry as of July 24, 2003;

•	provide written notice to Kookmin Credit Card of his or her objection to the merger prior to the extraordinary general meeting; and

•	within 10 days of the extraordinary general meeting, request that Kookmin Credit Card purchase his or her shares.

If the merger is approved, we will purchase the shares of each dissenting stockholder who has properly submitted a purchase request to us, within two months of receipt of the request. Stockholders wishing to exercise their appraisal rights must hold their shares until we purchase such shares within the specified two-month period.

Under Korean law, the purchase price for shares in respect of which appraisal rights have been exercised is to be determined through negotiation between the dissenting stockholders and Kookmin Credit Card. However, if the dissenting stockholders and Kookmin Credit Card fail to agree on a purchase price, Korean law provides that the purchase price will be calculated as the arithmetic average of the weighted average daily closing prices of Kookmin Credit Card’s common stock for (1) the two month period, (2) the one month period and (3) the one week period ending immediately prior to May 30, 2003, the date Kookmin Credit Card’s board of directors approved the execution of the merger agreement. The appraisal price to be offered by Kookmin Credit Card was calculated as follows using the formula described above:

Kookmin Credit Card Common Stock
(1) Two month daily closing price weighted average	(Won)13,657
(2) One month daily closing price weighted average	13,513
(3) One week daily closing price weighted average	13,872
Appraisal Price (arithmetic average of (1), (2) and (3))	(Won)13,680

Under Korean law, stockholders of Kookmin Credit Card exercising appraisal rights may contest the above appraisal price by providing a written request to adjust the price at least ten days prior to the expiration of the two-month period during which we may buy the shares. If Kookmin Credit Card or 30% or more of its stockholders exercising appraisal rights do not accept the appraisal price calculated as set forth above, the Financial Supervisory Commission may adjust the appraisal price.

If the Financial Supervisory Commission decides to adjust the appraisal price, it will calculate a revised appraisal price based on changes in the KOSDAQ Composite Stock Price Index for the financial industry between May 30, 2003, the date Kookmin Credit Card’s board of directors approved the execution of the merger agreement, and the tenth day following the date of the extraordinary general meeting, the last day that stockholders have to submit their request to exercise their appraisal rights, as described in the table below:

	KOSDAQ Index on the final day of the 10-day exercise period following the extraordinary general meeting is higher than it was on May 30, 2003(1)	KOSDAQ Index on the final day of the 10-day exercise period following the extraordinary general meeting is lower than it was on May 30, 2003(1)
Standard adjusted price is higher than the market price of Kookmin Credit Card’s common stock on the final day of the 10-day exercise period following the extraordinary general meeting (2)	Revised appraisal price will be the higher of:
	1. The appraisal price described above; or 2. The market price on the final day of the 10-day exercise period.(3)	Revised appraisal price will be the standard adjusted price.

Standard adjusted price is lower than the market price of Kookmin Credit Card’s common stock on the final day of the 10-day exercise period following the extraordinary general meeting (2)	Revised appraisal price will be the standard adjusted price.	Revised appraisal price will be the lower of:
1. The appraisal price described above; or 2. The market price on the final day of the 10-day exercise period.(3)

(1)

For the purposes of this table, “KOSDAQ Index” refers to the KOSDAQ Composite Stock Price Index for the financial industry, as calculated and published by the Korea Securities Dealers Association. If, as of the final day of the 10-day exercise period, (a) there are fewer than 10 companies in the financial industry, (b) the total market capitalization of Kookmin Credit Card is equal to or more than 10% of that of all of the financial companies on the index, or (c) the KOSDAQ Index for the financial industry is difficult to calculate, the standard KOSDAQ Composite Stock Price Index will be used instead. The KOSDAQ Index on May 30, 2003 is calculated as the arithmetic average of the appropriate index for the seven trading days from and including May 30, 2003. The KOSDAQ Index on the final day of the 10-day exercise period will be calculated as the arithmetic average of the appropriate index for the seven trading days from and including the final day of the 10-day exercise period.

(2)	The “standard adjusted price” is the amount equal to the appraisal price described above multiplied by a fraction of which the numerator is the KOSDAQ Index on the final day of the 10-day exercise period and the denominator is the KOSDAQ Index on May 30, 2003 (each calculated as described in note (1)).

(3)	The market price on the final day of the 10-day exercise period will be calculated as the weighted average of the closing prices of Kookmin Credit Card’s common stock on the KOSDAQ Stock Market for the seven trading days from and including the final day of the 10-day exercise period.

If you own shares of common stock of Kookmin Credit Card and wish to find out more information about how to exercise your appraisal rights, you should contact Kookmin Credit Card at the following address:

Kookmin Credit Card

167 Naesu-dong, Jongno-gu

Seoul, Korea 110-070

Telephone: 822-3700-3068

Facsimile: 822-3700-3069

e-mail: ir@kmcard.co.kr

The Merger Agreement

We believe this summary describes all material terms of the merger agreement. However, because the merger agreement is the primary legal document that governs the merger, we urge you to read the full text of the merger agreement for its terms and provisions and other information that may be important to you. The merger agreement is attached as Annex I to this prospectus and is incorporated by reference in this prospectus.

General terms of the merger agreement. Kookmin Bank and Kookmin Credit Card have agreed that through the merger, Kookmin Credit Card will be merged with and into Kookmin Bank, with Kookmin Bank being the surviving entity. Upon effectiveness of the merger, the separate existence of Kookmin Credit Card will cease. The date of the merger will be September 30, 2003, unless the conditions precedent to the merger have not been satisfied, in which case the date of the merger may be changed as agreed by Kookmin Bank and Kookmin Credit Card. The merger will take effect upon completion of the registration of the merger.

Merger ratio. Kookmin Bank will issue and deliver .442983 shares of its common stock (par value (Won)5,000) per one share of common stock (par value (Won)5,000) of Kookmin Credit Card to stockholders listed on the stockholder registry of Kookmin Credit Card as of the date of the merger. Kookmin Bank has waived issuance of the merger consideration in respect of all of the outstanding shares of Kookmin Credit Card common stock held by Kookmin Bank immediately prior to the merger. No new shares will be issued with respect to treasury shares held by Kookmin Credit Card. The number of shares to be issued may be adjusted in the event we acquire shares as a result of the exercise of appraisal rights by stockholders who oppose the merger (although any such adjustment will not affect the merger ratio described above).

Stockholder approval of merger. Kookmin Credit Card will convene a stockholders’ meeting for approval of the merger by September 30, 2003.

Employees. The employees of Kookmin Credit Card will become employees of Kookmin Bank as a result of the merger.

Stock Options. The exercise period, exercise price, method of exercise and other terms related to the exercise of stock options granted, prior to the date of the merger agreement, to the directors, officers or employees of Kookmin Credit Card will be adjusted as agreed by Kookmin Bank and Kookmin Credit Card. Kookmin Credit Card will take measures for the amendment, prior to the date of the merger, of stock option agreements entered into with its directors, officers and employees. However, any such amendments to the stock option agreements will take effect on the date of the registration of the merger.

Governance of Kookmin Credit Card. Pursuant to a plan for the post merger operation of Kookmin Credit Card to be agreed upon by and between Kookmin Bank and Kookmin Credit Card, following the merger Kookmin Bank will guarantee the maximum autonomy of the Kookmin Credit Card business in matters such as management, personnel, administration and organization. However, no director of Kookmin Credit Card shall become a director of Kookmin Bank as a result of the merger.

Conditions to the merger. The obligation of each of Kookmin Bank and Kookmin Credit Card to complete the merger is subject to the satisfaction or waiver of specified conditions, including those listed below:

•	Kookmin Bank shall not have received notice, by June 30, 2003, from stockholders holding 20% or more of the total number of issued and outstanding stock of Kookmin Bank that they dissent from the merger; and

•	the obtaining or satisfaction of all regulatory approvals, permits, consents and requirements necessary for the consummation of the merger.

Kookmin Bank’s obligation to complete the merger is subject to the satisfaction or waiver of the following additional conditions before completion of the merger:

•	Kookmin Credit Card’s representations and warranties set out in the merger agreement must be true and correct in all material respects as of the date of the merger agreement and as of the date the merger;

•	there shall not have occurred any material adverse effect on the property and business condition of Kookmin Credit Card; and

•	Kookmin Credit Card must have performed in all material respects all covenants and other obligations required to be performed by it under the merger agreement.

Kookmin Credit Card’s obligation to complete the merger is subject to the satisfaction or waiver of the following additional conditions before completion of the merger:

•	Kookmin Bank’s representations and warranties set out in the merger agreement must be true and correct in all material respects as of the date of the merger agreement and as of the date the merger;

•	there shall not have occurred any material adverse effect on the property and business condition of Kookmin Bank; and

•	Kookmin Bank must have performed in all material respects all covenants and other obligations required to be performed by it under the merger agreement.

Termination. The merger agreement may be terminated at any time prior to the completion of the merger:

•	by mutual written consent of Kookmin Bank and Kookmin Credit Card;

•	by either Kookmin Bank or Kookmin Credit Card if any of the following events occur:

•	the completion of the merger becomes impossible or unlawful because any governmental approval or consent necessary to complete the merger is not granted or due to a change in applicable law unless otherwise agreed by each party within 15 days from the occurrence of such event; or

•	a material adverse effect results from a breach by the other party of any of its representations, warranties or obligations under the merger agreement, and such breach is not cured within 30 days of receiving written notice from the non-breaching party.

Effect of termination. After termination, either party may seek damages or other rights and remedies from the party responsible for any default or breach under the merger agreement and each party shall, at the request of the other party, return or destroy any materials and information obtained from the other party.

Conduct of business pending the merger. Kookmin Credit Card has agreed to hold its extraordinary general meeting by September 30, 2003 and each of Kookmin Bank and Kookmin Credit Card has agreed to use its respective best efforts to cause the merger to be completed by September 30. Such best efforts shall cover any actions by either party necessary to complete the merger, including in connection with the completion of all necessary internal procedures necessary to obtain any required governmental consents and approvals.

Each of Kookmin Bank and Kookmin Credit Card has agreed to use its best efforts to give notice to or obtain any consent of any third party required in connection with the consummation of the merger. Each has also agreed to provide any materials or information reasonably requested by the other party and to respond faithfully to any inquiries by the other party, provided that compliance with such requests or inquiries does not interfere with the responding party’s ordinary course of business.

Each of Kookmin Bank and Kookmin Credit Card has agreed to notify the other party in writing if it becomes aware of any condition:

•	that may have a material adverse effect on the merger;

•	that results in any of its representations and warranties no longer being true; or

•	that prevents the satisfaction of any condition to the merger.

In addition, prior to the date of the merger, Kookmin Bank may conduct an accounting and legal due diligence investigation of the business, property and financial condition of Kookmin Credit Card, and Kookmin Credit Card has agreed to provide its best cooperation to provide all information reasonably requested by Kookmin Bank in connection with its investigation.

Expenses. Whether or not the merger is completed, all expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expenses.

Merger Steering Committee. Kookmin Bank and Kookmin Credit Card have agreed to form a merger steering committee to review and coordinate any major issues related to the merger. Each of Kookmin Bank and Kookmin Credit Card has agreed to respect the results of the merger steering committee’s review and coordination and to use its best efforts to implement such results. The merger steering committee was formed on June 18, 2003 and consists of the following members:

•	a chairman, nominated by Kookmin Bank from among the members of the merger steering committee; and

•	three other members.

Any vacancy on the merger steering committee will be filled by a replacement selected by the party that nominated the departed member.

In addition, Kookmin Bank and Kookmin Credit Card have granted the merger steering committee the authority to establish a merger executive office to assist the merger steering committee in its operations and to perform all day-to-day tasks related to the merger. Kookmin Bank and Kookmin Credit Card have agreed to hold harmless and indemnify the merger steering committee, its members and their representatives from any claims arising out of the activities of the merger steering committee, to the extent that any claim is not attributable to negligence or willful misconduct of the person being indemnified.

Representations and Warranties. The merger agreement contains limited representations and warranties of Kookmin Bank and Kookmin Credit Card relating to, among other things:

•	corporate organization and similar corporate matters;

•	authorization, execution, delivery and enforceability of the merger agreement;

•	capital structure and securities; and

•	consents and conflicts.

INFORMATION ABOUT KOOKMIN BANK

For information about Kookmin Bank, including an overview of its business, organizational structure and property and a review of its operations and financial results, see Kookmin Bank’s Annual Report on Form 20-F for the year ended December 31, 2002, which is incorporated by reference into this prospectus.

INFORMATION ABOUT KOOKMIN CREDIT CARD

Kookmin Credit Card provides credit card services and a range of other financial services including loans and consumer financing. Kookmin Credit Card was established in 1987 as a spin-off of Kookmin Bank’s credit card division and merged in 1998 with Kookmin Finance Co. Ltd. and Korea Long-Term Bank Credit Card. In July 2000, Kookmin Credit Card became the first credit card company to be registered with KOSDAQ. Kookmin Credit Card is approximately 74.3% owned by Kookmin Bank and is a consolidated subsidiary of Kookmin Bank.

As of December 31, 2002, Kookmin Credit Card had issued more than 12.8 million credit cards, representing 12.0% of the total credit cards issued in Korea based on its internal statistics. Of the credit cards outstanding, approximately 72% were active, meaning that they had been used at least once during the previous twelve months. As of December 31, 2002, the Korean market share for Kookmin Credit Card with respect to outstanding credit card balances was 13.0% according to the Korea Non-Bank Financing Association.

Kookmin Credit Card’s principal product, the Kookmin Pass Card, with over 8.2 million cards issued as of December 31, 2002, was the first credit card issued in Korea to also function as a transportation card. Kookmin Credit Card also offers a suite of other credit card products directed at various target groups, including the e-Queens Card, e-Leisure card and cards co-branded with airlines, automobile manufacturers and retailers. Under non-exclusive license agreements with MasterCard International Incorporated and Visa International Service Association, Kookmin Credit Card also issues MasterCard and Visa credit cards. Kookmin Credit Card has also developed other non-credit card products, including an internet homepage for internet billing with over one million registered users and new mobile financial services through a strategic alliance with Korea Telecom Freetel.

Kookmin Credit Card’s revenues consist principally of cash advance fees, merchant fees, interest income from credit card loans, cardholders’ purchase fees, including interest on late and deferred payments, and annual fees paid by cardholders. Cardholders are required to pay for their purchases within 23 to 53 days after the date of purchase, depending on their payment cycle. Except in the case of installment purchases, accounts which remain unpaid after this period are deemed to be delinquent. Kookmin Credit Card generates merchant fees through a processing charge on merchants, with the average charge equaling approximately 2.43%.

DESCRIPTION OF KOOKMIN BANK’S CAPITAL STOCK

For a description of the material terms of the capital stock of Kookmin Bank under the articles of incorporation currently in effect, and of certain relevant provisions of the Korean Commercial Code, the Korean Securities and Exchange Act of 1976, as amended and certain related laws of Korea, see “Item 10B. Memorandum and Articles of Association—Description of Capital Stock” in Kookmin Bank’s Annual Report on Form 20-F for the year ended December 31, 2002, which is incorporated by reference into this prospectus.

COMPARISON OF RIGHTS OF KOOKMIN BANK STOCKHOLDERS AND

KOOKMIN CREDIT CARD STOCKHOLDERS

Kookmin Bank and Kookmin Credit Card are each organized under the law of the Republic of Korea. Any differences, therefore, in the rights of holders of Kookmin Bank common stock and holders of Kookmin Credit Card common stock would arise primarily from differences in their respective articles of incorporation.

There are no material differences in the rights of holders of Kookmin Bank common stock and holders of Kookmin Credit Card common stock under Kookmin Bank’s articles of incorporation and the articles of incorporation of Kookmin Credit Card, except that under Kookmin Bank’s articles of incorporation, holders of an aggregate of 1% or more of Kookmin Bank’s outstanding shares with voting rights may request cumulative voting when electing two or more directors. Kookmin Credit Card’s articles of incorporation currently do not provide for cumulative voting.

TAX CONSIDERATIONS

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion is a summary of the material U.S. federal income tax consequences to U.S. holders of Kookmin Credit Card common stock of the merger and of the ownership of Kookmin Bank common stock.

For purposes of this discussion, a U.S. holder means:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	a trust, (i) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”) or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person; or

•	an estate the income of which is subject to U.S. federal income tax regardless of its source.

This discussion is based upon the Code, Treasury regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion assumes that holders of Kookmin Credit Card common stock hold their common stock and will hold their Kookmin Bank common stock as a capital asset within the meaning of Section 1221 of the Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of that stockholder’s personal investment circumstances, or to stockholders subject to special treatment under the U.S. federal income tax laws, including:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	broker-dealers;

•	persons that hold their Kookmin Credit Card common stock as part of a straddle, a hedge against currency risk or a constructive sale or conversion transaction;

•	persons that have a functional currency other than the U.S. Dollar;

•	investors in pass-through entities;

•	persons who acquired their Kookmin Credit Card common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	holders of options granted under any Kookmin Credit Card benefit plan; and

•	persons who hold Kookmin Credit Card common stock and exercise their appraisal rights under Korea law.

In addition, this summary does not address holders of Kookmin Credit Card common stock who will own 5% or more of the Kookmin Bank common stock (including common stock underlying the Kookmin Bank American depositary shares), measured by vote or value, either directly or indirectly through attribution rules, immediately after the merger, because those shareholders are subject to special tax rules and may be required to recognize gain or loss in respect of the transaction in certain circumstances.

Holders of Kookmin Credit Card common stock shares should consult their own tax advisors regarding the specific tax consequences to them of the merger involving a passive foreign investment company and of the ownership of Kookmin Bank common stock, including the applicability and effect of federal, state, local and foreign income and other tax laws in their particular circumstances.

Consequences of the Merger

Consequences to U.S. Holders of Kookmin Credit Card Common Stock

Kookmin Credit Card believes it is a passive foreign investment company, which we refer to as a “PFIC”, for U.S. federal income tax purposes. Assuming that Kookmin Credit Card is a PFIC, a U.S. holder of Kookmin Credit Card common stock generally will recognize taxable gain on the merger to the extent that the fair market value of the Kookmin Bank common stock they receive in the merger (including any cash received in lieu of fractional shares) exceeds their tax basis in the Kookmin Credit Card shares they hold. Any such gain recognized by a U.S. holder may be subject to special rules applicable to PFICs, including treatment of gain as ordinary income and the imposition of a “deferred tax amount” as defined in the U.S. Internal Revenue Code of 1986, as amended.

Assuming that certain facts remain true as of the effective time of the merger and that the merger is completed according to the terms of the merger agreement, a U.S. holder generally should not recognize any loss on the merger.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of cash in lieu of a fractional share interest in Kookmin Bank common stock paid within the United States (and in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients (such as corporations). Backup withholding may apply to such payments if the U.S. holder fails to provide its taxpayer identification number or to make certain certifications.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Ownership of Kookmin Bank Common Stock

The discussion set forth below is applicable to U.S. holders (1) who are residents of the United States for purposes of the current tax treaty between the United States and Korea (the “Treaty”), (2) whose Kookmin Bank shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (3) who otherwise qualify for the full benefits of the Treaty.

Taxation of Dividends

The gross amount of dividends (other than certain dividends of Kookmin Bank shares or rights to subscribe for Kookmin Bank shares) paid to U.S. holders of Kookmin Bank shares (including amounts withheld to reflect Korean withholding taxes) will be treated as dividend income to such holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includible in the gross income of a U.S. holder as ordinary income on the day received by the U.S. holder, in the case of shares. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. For a discussion of recently-enacted law reducing the tax rate applicable to certain dividends, see “—New Tax Rates Applicable to Certain Dividend and Long-Term Capital Gain”.

The amount of any dividend paid in Won will equal the U.S. Dollar value of the Won received, calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder regardless of whether the Won are converted into U.S. Dollars. If the Won received as a dividend are not converted into U.S. Dollars on the date of receipt, a U.S. holder will have a basis in the Won equal to their U.S. Dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Won will be treated as ordinary income or loss.

Subject to certain conditions and limitations, a U.S. holder may be entitled to deduct or credit Korean taxes withheld from dividends (at the rate provided in the Treaty). However, the election to deduct or credit foreign taxes applies to all of the U.S. holder’s foreign taxes for a particular taxable year. U.S. holders will be required to properly demonstrate to Kookmin Bank and the Korean tax authorities their entitlement to the reduced rate of withholding under the Treaty. For purposes of calculating the foreign tax credit, dividends paid on the Kookmin Bank shares will be treated as income from sources outside the United States and will generally constitute “passive income” or, in the case of certain U.S. holders, “financial services income”. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in certain circumstances, a U.S. holder that (1) has held Kookmin Bank shares for less than a specified minimum period during which it is not protected from risk of loss, (2) is obligated to make payments related to the dividends or (3) holds the Kookmin Bank shares in arrangements in which the U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on Kookmin Bank shares. The rules governing the foreign tax credit are complex. Persons holding Kookmin Bank shares are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds Kookmin Bank’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Kookmin Bank shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the Kookmin Bank shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of Kookmin Bank’s current and accumulated earnings and profits would not give rise to foreign source income and a U.S. holder would not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Distributions of Kookmin Bank shares or rights to subscribe for Kookmin Bank shares that are received as part of a pro rata distribution to all stockholders of Kookmin Bank in certain circumstances may not be subject to U.S. federal income tax. Consequently such distributions will not give rise to foreign source income and a U.S. holder will not be able to use the foreign tax credit arising from any Korean withholding tax unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes. The basis of the new Kookmin Bank shares or rights so received will be determined by allocating the U.S. holder’s basis in the old Kookmin Bank shares between the old Kookmin Bank shares and the new Kookmin Bank shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the rights will be zero if (1) the fair market value of the rights is less than 15% of the fair market value of the old Kookmin Bank shares at the time of distribution (unless the U.S. holder elects to allocate its basis in the old Kookmin Bank shares as described above), or (2) the rights are not exercised and thus expire.

Taxation of Capital Gains

For U.S. federal income tax purposes, a U.S. holder will recognize taxable gain or loss on any sale or exchange of a right or Kookmin Bank share in an amount equal to the difference between the amount realized for the right or Kookmin Bank share and the U.S. holder’s basis in the right or Kookmin Bank share. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder will generally be treated as United States source gain or loss.

New Tax Rates Applicable to Certain Dividends and Long-Term Capital Gain

Under recently-enacted tax legislation, certain dividends received by U.S. holders who are individuals, and long-term capital gain recognized by U.S. holders who are individuals, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. For these purposes, long-term capital gain is gain realized in respect of a capital asset in which the taxpayer has a holding period of greater than one year. Dividends paid in respect of Kookmin Bank common stock currently qualify for the reduced rate because American depositary shares representing Kookmin Bank common stock are “readily tradable on an established securities market in the United States,” namely the New York Stock Exchange. The rate reduction does not apply to dividends received in respect of certain short-term of hedged positions in Kookmin Bank common stock or to dividends to the extent that an individual U.S. holder elects to treat the dividends as “investment income,” which may be offset against interest expense. U.S. holders are advised to consult their tax advisors regarding the implications of these rules in light of their particular circumstances.

Securities Transaction Tax

Holders should note that any Korean securities transaction tax will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although U.S. holders may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Estate and Gift Tax

Korea may impose an inheritance tax on a decedent who owns Kookmin Bank shares (and possibly American depositary shares), even if the decedent was not a citizen or resident of Korea. See “—Korean Tax Considerations—Inheritance Tax and Gift Tax” below. The amount of any inheritance tax paid to Korea may be eligible for credit against the amount of U.S. federal estate tax imposed on the estate of a U.S. holder. Korea may also impose a gift tax. The Korea gift tax generally will not be treated as a creditable foreign tax for U.S. tax purposes. Prospective purchasers should consult their personal tax advisors regarding the consequences of the imposition of the Korean inheritance or gift tax.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of dividends in respect of the Kookmin Bank common stock and to the proceeds of the sale, exchange, or redemption of Kookmin Bank shares paid within the United States (and in certain cases, outside of the United States) made to U.S. holders other than certain exempt recipients (such as corporations). Backup withholding will apply to such payments if the U.S. holder fails to provide its taxpayer identification number or, in the case of interest payments, fails either to report in full dividend and interest income or to make certain certifications.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Korean Tax Considerations

The following discussion is a summary of the material Korean tax consequences to non-Korean holders of Kookmin Credit Card common stock of the merger and of the ownership of Kookmin Bank common stock.

For purposes of this discussion, a non-Korean holder means a holder who is not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base.

This discussion regarding Korean tax laws set forth below is based on the Korean tax laws currently in effect and as currently interpreted by the Korean taxation authorities. This discussion is not exhaustive of all possible tax considerations which may apply to a particular stockholder. The non-Korean holders of Kookmin Credit Card common stock are advised to consult their tax advisors as to the overall tax consequences to them of the merger and of ownership of Kookmin Bank shares, including specifically the tax consequences under Korean law and the current tax treaty between Korea and the United States.

Consequences of the Merger

Under Korean tax laws, a non-Korean holder of Kookmin Credit Card common stock will be deemed to have received dividends from Kookmin Bank to the extent that the amount of cash received in lieu of a fractional share interest in Kookmin Bank common stock plus the aggregate value of Kookmin Bank common stock received for Kookmin Credit Card common stock as a result of a merger exceed such non-Korean holder’s basis in Kookmin Credit Card common stock. In this regard, the value of Kookmin Bank common stock received for Kookmin Credit Card common stock will be calculated based on the par value of Kookmin Bank common stock.

Dividends on Shares of Common Stock

The dividends paid, whether in cash or in shares, including deemed dividends described above, to a non-Korean holder of Kookmin Bank common stock are generally subject to withholding tax at a rate of 27.5% or a reduced rate of withholding under the tax treaty between Korea and the country in which a non-Korean holder resides. The net amount of dividends to be actually paid to the non-Korean holder of Kookmin Bank common stock will be the gross amount of dividends less the amount of withholding tax.

For example, if a non-Korean holder of Kookmin Bank common stock is a qualified resident of the United States for purposes of the tax treaty between the United States and Korea and such non-Korean holder is the “beneficial owner” of a dividend, a reduced withholding tax rate of 16.5% (including local surtax) will generally apply.

In order to be entitled to a reduced rate of withholding tax under the tax treaty between Korea and the country in which a non-Korean holder of Kookmin Bank common stock resides, such holder must submit to Kookmin Bank, prior to the payment date of dividends, evidence of tax residence for Korean tax purposes. Excess taxes withheld may not be recoverable even if the non-Korean holder subsequently produces evidence that such holder was entitled to have tax withheld at a lower rate.

Dividends in the form of free shares which reflect transfers of certain capital reserves or asset revaluation reserves into paid-in-capital may be subject to Korean withholding tax.

Capital Gains

For Korean tax purposes, a non-Korean holder of Kookmin Bank common stock will recognize capital gain to the extent realized from sale or exchange of Kookmin Bank shares unless (i) such non-Korean holder of Kookmin Bank common stock is entitled to the exemption provided by the tax treaty between Korea and the country in which a non-Korean holder resides, or (ii) such non-resident holder of Kookmin Bank common stock does not have any permanent establishment in Korea and owns or has owned directly or beneficially less than 25% of the total issued and outstanding shares of Kookmin Bank common stock at any time during the year of sale or exchange and for the five calendar years before the year of sale or exchange and such sale or exchange is made on the Korea Stock Exchange.

In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, the amount of Korean withholding tax on capital gains of a non-Korean holder of Kookmin Bank common stock will be the lesser of 27.5% (subject to the production of satisfactory evidence of the acquisition cost and the transaction costs of Kookmin Bank common stock) of the net capital gains or 11% of the gross realization proceeds. However, if a non-Korean holder of Kookmin Bank common stock is a qualified resident of the United States for purposes of the tax treaty between the United States and Korea, such non-Korean holder is generally entitled to an exemption from Korean withholding tax in respect of any capital gain realized in sale or exchange of shares of Kookmin Bank common stock.

If a non-Korean holder of Kookmin Bank common stock sells shares of Kookmin Bank common stock, the purchaser or, in the case of the sale of shares of Kookmin Bank common stock on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11.0% of the gross realization proceeds and to make payment of this amount to the Korean tax authority, unless such non-Korean holder establishes the entitlement to an exemption or lower rate of taxation under the tax treaty between Korea and the country in which such non-Korean holder resides or produces satisfactory evidence of the acquisition cost and transaction costs for Kookmin Bank common stock.

To obtain the benefit of an exemption available under applicable tax treaties, a non-Korean holder of Kookmin Bank common stock must submit to the purchaser or the licensed securities company, as the case may be, an application for exemption prior to the payment, with a certificate of non-Korean holder’s tax residence issued by a competent authority of non-Korean holder’s residence country. Excess taxes withheld may not be recoverable even if the non-Korean holder subsequently produces evidence that the non-Korean holder was entitled to have taxes withheld at a lower rate.

Application of the Tax Treaty between the United States and Korea

Under the tax treaty between the United States and Korea, a resident of the United States means (i) a United States corporation, and (ii) any other person (except a corporation or any entity treated as a corporation under United States law) residing in the United States for U.S. tax purposes.

Further, the reduced Korean withholding tax rate on dividends and capital gains under the tax treaty between the United States and Korea (including the capital gains exception) would not be available if (a) the U.S. resident holders of Kookmin Bank common stock are certain investment or holding companies, (b) the dividends or capital gains derived by residents of the United States from Kookmin Bank common stock are effectively connected with the United States residents’ permanent establishments in Korea or (c) in the case of capital gains derived by an individual, (i) such United

States resident maintains a fixed base in Korea for a period aggregating 183 days or more during the taxable year and Kookmin Bank common stock is effectively connected with such fixed base or (ii) such United States resident is present in Korea for 183 days or more during the taxable year.

Inheritance Tax and Gift Tax

If a non-Korean holder of Kookmin Bank common stock dies while holding a share of Kookmin Bank common stock or donates a share of Kookmin Bank common stock, the heir or donee (or in certain circumstances, the non-Korean holder as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%, provided that the value of Kookmin Bank common stock is greater than a specified amount.

Securities Transaction Tax

The transfer of shares of Kookmin Bank common stock generally will be subject to a securities transaction tax at the rate of 0.15% of the sale price of the shares of Kookmin Bank common stock when traded on the Korea Stock Exchange and will be subject to an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of Kookmin Bank common stock. If the transfer of shares of Kookmin Bank common stock is not made on the Korea Stock Exchange, subject to certain exceptions, such transfer will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

LEGAL MATTERS

The validity of the common stock of Kookmin Bank that will be issued in the merger will be passed on for Kookmin Bank by Shin & Kim, Korean counsel to Kookmin Bank.

EXPERTS

The financial statements incorporated in this prospectus by reference to Kookmin Bank’s Annual Report on Form 20-F for the year ended December 31, 2002 have been so incorporated in reliance upon the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Kookmin Bank has filed a registration statement on Form F-4 to register with the U.S. Securities and Exchange Commission the common stock of Kookmin Bank to be delivered in connection with the merger. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Kookmin Bank is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934 and, under the Exchange Act, files reports and other information with the SEC. Kookmin Bank files annual and current reports and other information with the SEC. You may read and copy these reports and other information, including the registration statement filed by Kookmin Bank and the exhibits to the registration statement, at the SEC’s public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0300 for further information on the availability of the public reference room. Kookmin Bank’s SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov.

You can also inspect reports and other information about Kookmin Bank at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

The SEC permits Kookmin Bank to “incorporate by reference” information into this prospectus. This means that the company can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus.

This prospectus incorporates by reference the documents set forth below that have been previously filed with or furnished to the SEC. These documents contain important information about Kookmin Bank and its financial condition.

KOOKMIN BANK SEC FILINGS (COMMISSION FILE NO. 1-15258; CIK NO. 0001143680)	PERIOD
Registration Statement on Form 8-A	Filed on October 10, 2001

Annual Report on Form 20-F	Year ended December 31, 2002, filed on June 17, 2003

Reports on Form 6-K	Non-consolidated financial statements prepared under Korean GAAP as of and for the three months ended March 31, 2003, furnished on May 15, 2003

Kookmin Bank also incorporates by reference into this prospectus additional documents that it may file with the SEC from the date of this prospectus to the date of the Kookmin Credit Card extraordinary general meeting. These include amendments to Kookmin Bank’s annual report on Form 20-F and any of its reports on Form 6-K specifically identified as being incorporated by reference into this prospectus.

If you are a Kookmin Credit Card stockholder, you can obtain any of the documents incorporated by reference from Kookmin Bank or the SEC as described above. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus. Stockholders may obtain documents incorporated by reference into this prospectus by requesting them in writing, by telephone or by e-mail from Kookmin Bank at the following address:

Kookmin Bank

Investor Relations Team

36-3 Yoido-dong, Youngdeungpo-gu

Seoul 150-758, Korea

Telephone: 822-769-8350

Facsimile: 822-769-8360

e-mail: kmbir@kookminbank.com

If you would like to request documents from Kookmin Bank, please do so by August 29, 2003 in order to receive them before the Kookmin Credit Card extraordinary general meeting.

You should rely only on the information contained in this prospectus to vote on the merger. Neither Kookmin Bank nor Kookmin Credit Card has authorized anyone to provide you with information different from that contained in the prospectus. This prospectus is dated                     , 2003. You should not assume that the information contained in this prospectus is accurate as of any other date. Neither the mailing of this prospectus, nor the delivery of shares of Kookmin Bank common stock, cash or other consideration should be deemed to create any implication to the contrary.

Annex I

MERGER AGREEMENT

This Merger Agreement (this “Agreement”) dated as of the 30th day of May, 2003 is entered into by and between Kookmin Bank, a corporation organized and existing under the laws of the Republic of Korea (“Korea”), with its registered office at 9-1, Namdaemunro 2-ga, Jung-gu, Seoul, Korea (“KB”) and Kookmin Credit Card Co., Ltd., a corporation organized and existing under the laws of Korea, with its registered office at 167, Naesu-dong, Jongro-gu, Seoul, Korea (“KCC”).

RECITALS

WHEREAS, KB has been engaged principally in the banking business as defined under the Banking Act of Korea, and KCC has been engaged principally in the credit card business as defined under the Specialized Credit Financial Business Act;

WHEREAS, as of the date of this Agreement, the authorized capital stock of KB is 1,000,000,000 shares with par value of 5,000 Won per share, of which 328,258,685 shares of common stock have been issued, and the authorized capital stock of KCC is 200,000,000 shares with par value of 5,000 Won per share, of which 73,200,000 shares of common stock have been issued; and

WHEREAS, KB and KCC have agreed to merge, subject to the terms and conditions of this Agreement, such that KCC shall be dissolved and KB shall survive.

NOW, THEREFORE, the parties hereby agree as follows:

Article 1  Definitions

As used in this Agreement, the following terms shall have the following meanings, unless the context clearly requires otherwise:

1.1	“Governmental Approvals” mean, with respect to any matter, (i) all permissions, licenses, exemptions, grants, consents, approvals, orders, registrations, permits, waivers, notices of no objection, filings or records by or to governmental entities, and (ii) the expiry of any waiting period imposed by the Korean laws with respect to such matter.

1.2	“Representatives” means the officers, directors, employees, agents, accountants, consultants or attorneys of any party.

1.3	“Merger” means the merger of the parties in accordance with the terms and conditions of this Agreement and the small-scale merger procedure prescribed in Article 527-3 of the Commercial Act of Korea (the “Commercial Act”), pursuant to which KCC shall be dissolved and KB shall survive.

1.4	“Dissolved Company” means KCC, which will be dissolved as a result of the Merger.

1.5	“Surviving Bank” means KB, which will be the surviving entity in the Merger.

1.6	“Required Governmental Approvals” mean the Governmental Approvals required to be obtained in connection with the execution and performance of this Agreement, which are listed in Schedule 1.1.

1.7	“Merger Date” has the meaning set forth in Article 2.2 hereof.

1.8	“MSC” means the merger steering committee established by KB and KCC for proceeding with the Merger pursuant to Article 9.

Article 2  Principle of Merger

2.1	Form of Merger

2.1.1.	Through the Merger, KCC shall be dissolved and KB shall survive.

2.1.2.	The Surviving Bank shall be engaged in the business as permitted by its Articles of Incorporation and the relevant laws.

2.1.3.	The name of the Surviving Bank shall be “Kookmin Bank”.

2.2	Merger Date

The scheduled date of the Merger shall be September 30, 2003, subject to the satisfaction of all of the conditions set forth in Article 8 hereof, or at such other date as may be mutually agreed by the parties (“Merger Date”).

2.3	Merger Ratio

2.3.1.	KB shall issue and deliver 0.442983 share of its common stock (par value 5,000 Won) per one share of common stock (par value 5,000 Won) of KCC to the shareholders listed on the shareholders registry of KCC as of the Merger Date.

2.3.2.	No new shares will be issued with respect to the treasury shares held by KCC and the shares of KCC held by KB.

2.4	Capital Increase

2.4.1.	In connection with the Merger, the Surviving Bank shall issue 8,120,431 shares of its common stock with respect to 18,331,248 shares of KCC other than the treasury shares held by KCC and the shares of KCC held by KB and immediately after the Merger, the aggregate number of shares of capital stock of the Surviving Bank shall be 336,379,116.

2.4.2.	The paid-in capital of the Surviving Bank shall be increased through the Merger by 40,602,155,000 Won and immediately after the Merger, the paid-in-capital of the Surviving Bank shall be 1,681,895,580,000 Won.

2.4.3.	The total reserves of the Surviving Bank shall be the amount to be calculated in accordance with the generally accepted accounting principles in Korea.

2.4.4.	The aggregate number of shares of capital stock set forth in Article 2.4.1 and the paid-in-capital set forth in Article 2.4.2 may be adjusted if KCC purchases the shares of KCC from its shareholders who dissent to the Merger and exercise their right to request KCC to purchase the shares of KCC held by them in connection with the Merger. However, such adjustment shall not affect the merger ratio set forth in Article 2.3.1.

2.4.5.	The new shares to be issued as a result of the Merger shall be deemed to have been issued at January 1, 2003 for purposes of distributions of dividends for such new shares.

2.5	Board of Directors’ Meeting and Shareholders’ Meeting for Approval of Merger

2.5.1.	KB shall convene, in lieu of the shareholders’ meeting, a board of directors’ meeting for approval of the Merger by September 30, 2003.

2.5.2.	KCC shall convene a shareholders meeting for approval of the Merger by September 30, 2003.

2.6	Stock Options

Stock options granted prior to the date of this Agreement to the directors, officers or employees of KCC (“KCC Stock Options”) shall be, through the Merger, converted into stock options of the Surviving Bank, the holders of which may acquire shares of the Surviving Bank. The terms and conditions related to the exercise of KCC Stock Options shall be adjusted by mutual agreement of the parties. KB and KCC shall take all necessary measures to amend the stock option agreements entered into between KCC and its directors, officers and employees prior to the date of this Agreement to reflect the stock option adjustments described above However, any such amendment to the stock option agreements shall take effect only on the date of the registration of the Merger as set forth in Article 4.2.

Article 3  Performance on the Merger Date

The Surviving Bank and the Dissolved Company shall perform the following matters on the Merger Date.

3.1	Transfer of Documents Related to Assets, Debts and Shareholders

The Dissolved Company shall transfer to the Surviving Bank, and the Surviving Bank shall assume from the Dissolved Company, any and all documents related to its assets, debts and shareholders.

3.2	Business Offices and Businesses

The Dissolved Company shall transfer to the Surviving Bank, and the Surviving Bank shall assume from the Dissolved Company, all business offices and their businesses. The Dissolved Company shall provide all information intact and any necessary cooperation in order to enable the Surviving Bank to assume the business in normal condition.

3.3	Employees

As a result of the Merger, the employees of the Dissolved Company shall become employees of the Surviving Bank. The Surviving Bank shall respect the positions of the employees of the Dissolved Company and promote the stability of the employment of the employees of the Dissolved Company.

Article 4  Completion and Effectiveness of the Merger

4.1	Report of the Matters regarding the Merger

Immediately after the Merger Date, the Surviving Bank shall hold a meeting of its board of directors pursuant to Article 526 (3) of the Commercial Act to adopt the resolution regarding the Merger and shall publicly notify the matters related thereto.

4.2	Effectiveness of the Merger

The Merger shall take effect upon completion of the registration for the Merger.

Article 5  Governance Structure of the Surviving Bank

5.1	The Surviving Bank shall not appoint any new directors of the Surviving Bank by reason of the Merger, and the directors of the Surviving Bank shall continue to hold their offices for the original terms of their office with their status remaining unchanged.

5.2	The directors of the Dissolved Company shall resign from their offices concurrently with the Merger.

5.3	KB shall guarantee maximum autonomy for the operations of KCC’s business division after the Merger, including management, personnel administration, organization, etc., details of which shall be specified in the “Post-Merger Operation Plans for Kookmin Credit Card” to be agreed upon subsequently by and between KB and KCC.

Article 6  Representations and Warranties

6.1	Representations and Warranties of KB

In connection with the Merger, KB hereby represents and warrants to KCC as follows, as of the date hereof as well as of the Merger Date (or, if made as of a specified date, as of such date):

6.1.1.	Incorporation. KB is a corporation duly organized and validly existing under the laws of the Republic of Korea and has all power and authority required to own, lease and use its properties and to conduct its business as it is now being conducted.

6.1.2.	Authorization; Enforceability. KB has all requisite corporate power and authority to prepare, execute and deliver this Agreement and to perform its obligations hereunder. As of the date hereof, the execution and performance of this Agreement have been duly authorized by all necessary corporate action, other than the approval by the meeting of the board of directors, on the part of KB. This Agreement constitutes a valid and binding obligation of KB, enforceable against KB in accordance with its terms.

6.1.3.	Capital. Schedule 6.1.3 lists (i) the issued and outstanding capital stock (as of the date hereof), depository receipts, convertible bonds, bonds with warrants and exchangeable bonds of KB, (ii) stock options granted by KB to its directors, officers and employees, (iii) options or contracts under which KB may be required to issue or deliver stock upon the exercise of conversion or exchange rights by third parties, and (iv) treasury stock held by KB, and the information set forth in such Schedule is true and correct. The authorized capital stock of KB is 1,000,000,000 shares, of which 328,258,685 shares were duly authorized, validly issued and fully paid as of the date hereof.

6.1.4.	Consent; No Conflict of Interest. (i) Except for the Required Governmental Approvals, KB is not required to obtain any Governmental Approval in connection with the execution and performance of its obligations under this Agreement, and (ii) neither the execution nor performance of its obligations under this Agreement (a) violates the Articles of Incorporation or other by-laws of KB, or (b) cause any violation of any laws or Governmental Approvals to which KB is subject.

6.2	Representations and Warranties of KCC

In connection with the Merger, KCC hereby represents and warrants to KB as follows, as of the date hereof as well as of the Merger Date (or, if made as of a specified date, as of such date):

6.2.1.	Incorporation. KCC is a corporation duly organized and validly existing under the laws of the Republic of Korea and has all power and authority required to own, lease and use its properties and to conduct its business as it is now being conducted.

6.2.2.	Authorization; Enforceability. KCC has all requisite corporate power and authority to prepare, execute and deliver this Agreement and to perform its obligations hereunder. As of the date hereof, the execution and performance of this Agreement have been duly authorized by all necessary corporate action, other than the approval by the meeting of the board of directors and the shareholders meeting, on the part of KCC. This Agreement constitutes a valid and binding obligation of KCC, enforceable against KCC in accordance with its terms.

6.2.3.	Capital. Schedule 6.2.3 lists (i) the issued and outstanding capital stock, depository receipts, convertible bonds, bonds with warrants and exchangeable bonds of KCC, (ii) stock options granted by KCC to its directors, officers and employees, (iii) options or contracts under which KCC may be required to issue or deliver stock upon the exercise of conversion or exchange rights by third parties, and (iv) treasury stock held by KCC, and the information set forth in such Schedule is true and correct. The authorized capital stock of KCC is 200,000,000 shares, of which 73,200,000 shares were duly authorized, validly issued and fully paid as of the date hereof.

6.2.4.	Consent; No Conflict of Interest. (i) Except for the Required Governmental Approvals, KCC is not required to obtain any Governmental Approval in connection with the execution and performance of its obligations under this Agreement, and (ii) neither the execution nor performance of its obligations under this Agreement (a) violates the Articles of Incorporation or other by-laws of KCC, or (b) cause any violation of any laws or Governmental Approvals to which KCC is subject.

Article 7  Covenants

7.1	Covenants of KB

During the period from the date hereof to the Merger Date, KB hereby covenants to KCC to undertake the following:

7.1.1.	Necessary Actions. KB shall use its best efforts to cause the Merger to be consummated within the dates described herein, including the completion of all internal procedures required to obtain the Required Governmental Approvals.

7.1.2.	Access to Information. KB shall deliver to KCC or its Representatives such documents or information as are reasonably requested by KCC or its Representatives, to the extent that such delivery does not interfere with the ordinary course of business of KB. KB shall cause its Representatives to consult with KCC in connection with the delivery of such documents or information.

7.1.3.	Notice. KB shall immediately notify KCC in writing of any condition or occurrence that may have a material adverse effect on the Merger, or that result in any of KB’s representations and warranties in this Agreement no longer being true, or that prevents the satisfaction of any condition precedent to the Merger set forth in Article 8.2.

7.1.4.	Consent of Third Party. KB shall use its best efforts to give notice to, or obtain any consent of, any third party required in connection with the consummation of the transactions contemplated hereby.

7.2	Covenants of KCC

During the period from the date hereof to the Merger Date, KCC hereby covenants to KB to undertake the following:

7.2.1.	Necessary Actions. KCC shall use its best efforts to cause the Merger to be consummated within the dates described herein, including the completion of all internal procedures required to obtain the Required Governmental Approvals.

7.2.2.	Access to Information. KCC shall deliver to KB or its Representatives such documents or information as are reasonably requested by KB or its Representatives, to the extent that such delivery does not interfere with the ordinary course of business of KCC. KCC shall cause its Representatives to consult with KCC in connection with the delivery of such documents or information.

7.2.3.	Notice. KCC shall immediately notify KB in writing of any condition or occurrence that may have a material adverse effect on the Merger, or that result in any of KCC’s representations and warranties in this Agreement no longer being true, or that prevents the satisfaction of any condition precedent to the Merger set forth in Article 8.1.

7.2.4.	Consent of Third Party. KCC shall use its best efforts to give notice to, or obtain any consent of, any third party required in connection with the consummation of the transactions contemplated hereby.

7.2.5.	Due Diligence. During the period from the date hereof to the date preceding the Merger Date, KB may conduct accounting and legal due diligence investigations of the business, property and financial condition of KCC. In such case, KCC shall provide its best cooperation as reasonably requested by KB, including the provision of all required information.

Article 8  Conditions Precedent to the Merger

8.1	Conditions Precedent to KB’s Obligation

The obligation of KB hereunder to effect the Merger shall be subject to the satisfaction prior to or on the Merger Date of the following conditions. However, KB may waive any of the following conditions, in whole or in part, in writing.

8.1.1.	Approvals. All approvals, permits and consents necessary under the relevant laws of Korea for the execution and delivery of this Agreement and the consummation of the transactions contemplated in this Agreement, including approval of the Merger by the board of directors of KB, approval of the Merger by the board of directors and at the shareholders meeting of KCC and all of the Required Governmental Approvals, shall have been obtained or been satisfied. As of two weeks from the public notice pursuant to Article 527-3 of the Commercial Act, KB shall not have received notices from shareholders holding 20/100 or more of the total number of issued and outstanding shares of KB that they dissent to the Merger.

8.1.2.	Representations and Warranties. The representations and warranties of KCC set forth in this Agreement shall be true and correct as of the date hereof as well as of the Merger Date in all material respects.

8.1.3.	Covenants. KCC shall have performed in all material respects all covenants and other obligations required to be performed by it under this Agreement.

8.1.4.	No Material Adverse Effect. From the date hereof through the Merger Date, there shall not have occurred any material adverse effect on the property and business condition of KCC.

8.2	Conditions Precedent to KCC’s Obligation

The obligation of KCC hereunder to effect the Merger shall be subject to the satisfaction prior to or on the date of the Merger of the following conditions. However, KCC may waive the following conditions, in whole or in part, in writing.

8.2.1.	Approvals. All approvals, permits and consents necessary under the relevant laws of Korea for the execution and delivery of this Agreement and the consummation of the transactions contemplated in this Agreement, including approval of the Merger by the board of directors of KB, approval of the Merger by the board of directors and at the shareholders meeting of KCC, and all of the Required Governmental Approvals, shall have been obtained or been satisfied. As of two weeks from the public notice pursuant to Article 527-3 of the Commercial Act, KB shall not have received the notices from shareholders holding 20/100 or more of the total number of issued and outstanding shares of KB that they dissent to the Merger.

8.2.2.	Representations and Warranties. The representations and warranties of KB set forth in this Agreement shall be true and correct as of the date hereof as well as of the Merger Date in all material respects.

8.2.3.	Covenants. KB shall have performed in all material respects all covenants and other obligations required to be performed by it under this Agreement.

8.2.4.	No Material Adverse Effect. From the date hereof through the Merger Date, there shall not have occurred any material adverse effect on the property and business condition of KB.

Article 9  MSC

9.1	Composition

Concurrently with the signing of this Agreement, for the efficient promotion of the Merger, the MSC shall be composed by mutual agreement of the parties. The chairman of the MSC shall be nominated by KB from among the members of the MSC. In the case of any vacancy in the MSC, a replacement shall be selected by the party that nominated such member.

9.2	Task

Except as otherwise provided in this Agreement, the MSC shall review and coordinate the major issues relating to the Merger. The parties shall respect the results of the review and coordination by the MSC and shall implement such results. The MSC regulations shall be set forth by the MSC immediately upon the composition of the MSC.

9.3	Merger Executive Office

A Merger Executive Office shall be established under the MSC for efficient operation of the MSC. Immediately upon the composition of the MSC, the parties shall notify the MSC of the list of employees to be dispatched to the Merger Executive Office. The Merger Executive Office may seek support from attorneys, accountants or other advisors in connection with the performance of its work.

9.4	Period of Existence

The MSC shall exist from the date of its composition to the Merger Date, provided that such period may be shortened or extended by mutual agreement of the parties.

9.5	Indemnification

The parties shall indemnify, defend and hold harmless the MSC and its members or representative (each, an “Indemnified Party”) from and against any lawsuit or other legal disputes initiated by the shareholders, creditors, labor unions or other interested parties of KB or KCC, which may arise out of or in connection with the activities of the MSC. However, this shall not apply to the case where such legal disputes arise from or are attributable to the negligence or willful misconduct of the Indemnified Party.

Article 10  Termination

10.1	Causes of Termination

This Agreement may be terminated at any time prior to the date of the Merger:

10.1.1.	If the parties mutually agree in writing to terminate this Agreement;

10.1.2.	If the consummation of the Merger pursuant to this Agreement becomes impossible or unlawful because any Required Governmental Approval is not granted or due to a change in laws, unless otherwise agreed by the parties within fifteen days from the occurrence of such event, by either party;

10.1.3.	If a material adverse effect results from a breach by KCC of any of its representations, warranties or covenants set forth in this Agreement, and KCC fails to cure such breach within thirty days from the date KCC receives written notice of the breach from KB, KB may terminate this Agreement by giving written notice to KCC; and

10.1.4.	If a material adverse effect results from a breach by KB of its representations, warranties or covenants set forth in this Agreement, and KB fails to cure such breach within thirty days from the date KB receives written notice of the breach from KCC, KCC may terminate this Agreement by giving written notice to KB.

10.2	Effect of Termination

10.2.1.	Within fourteen days from the date of termination of this Agreement, either party shall, at the request of the other party, return to such other party or destroy the materials and information obtained from such other party.

10.2.2.	Any termination of this Agreement shall not affect a party’s right to claim damages and other rights and remedies against the other party arising from a default or breach by such other party under this Agreement.

10.2.3.	Notwithstanding any termination of this Agreement, the provisions of Articles 10.2, 11.2, 11.3, 11.4, 11.10, 11.11 and 11.12 shall survive.

Article 11  Miscellaneous

11.1	Termination of Representations and Warranties

The representations and warranties of each party under this Agreement shall terminate upon the effectiveness of the Merger.

11.2	Confidentiality

A party desiring to disclose the contents of this Agreement or any materials or information provided by the other party in the course of negotiation, execution and performance of this Agreement shall obtain the prior written approval of the other party. However, this Article shall not apply to any disclosure pursuant to applicable law or any court order.

11.3	Expenses

Each party will be responsible for the payment of all expenses incurred by it in connection with the execution and performance of this Agreement.

11.4	Notices

All notices, demands, requests and other communications hereunder shall be delivered personally, sent by registered mail or delivered by facsimile to the following addresses:

(a)	If to KB, to:

Address: 9-1, Namdaemunro 2-ga, Jung-gu, Seoul, Korea

Telephone: (02)-769-7201

Fax: (02)-769-7290

E-mail: dclee@kookminbank.com

Attention: In-Kyu Choi

(b)	To KCC, to:

Address: 167, Naesu-dong, Jongro-gu, Seoul, Korea

Telephone: (02)-3700-3034

Fax: (02)-3700-3149

E-mail: rommell@kmcard.co.kr

Attention: Joon-Soo Kim

Either party may change its address for notices by giving prior written notice to the other party.

11.5	Amendment

Any provision of this Agreement may be amended or modified by an agreement in writing between the parties.

11.6	Waiver

The failure to exercise, delay in exercise of, or partial exercise of any right conferred upon any of the parties hereto shall not operate to bar the exercise thereof on any other occasion.

11.7	Entire Agreement

This Agreement constitutes the entire agreement between both parties as to the subject matter hereof, and, except as provided herein, no oral or written, express or implied promise, condition or duty shall exist.

11.8	Severability

If any provision (including any sentence, word or portion thereof) of this Agreement becomes unlawful, invalid or unenforceable in any respect, such unlawfulness, invalidity or unenforceability shall in no way affect the lawfulness, validity or enforceability of any other provision of this Agreement.

11.9	Assignment

Neither party shall assign, transfer or otherwise dispose any of its rights, interests or obligations hereunder without the prior written consent of the other party. Subject to the foregoing, this Agreement shall bind and inure to the benefit of the parties hereto and their successors.

11.10	Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Republic of Korea.

11.11	Language

The Korean language shall be the language used for the interpretation of this Agreement.

11.12	Disputes

Any dispute, controversy or claim arising out of, relating to or in connection with the execution, performance, interpretation and breach of this Agreement shall be subject to the non-exclusive jurisdiction of the Seoul District Court as the competent court.

IN WITNESSES WHEREOF, this Agreement has been executed on behalf of the parties to this Agreement by their respective Representatives.

KOOKMIN BANK		KOOKMIN CREDIT CARD CO., LTD.,

/s/ JUNG TAE KIM		/s/ BONG HWAN CHO
Name:	Jung Tae Kim	Name:	Bong Hwan Cho
Title:	President and CEO	Title:	President and CEO

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

Kookmin Bank’s directors, executive officers and the members of its audit committee are insured against liability relating to the performance of their duties under a directors’ and officers’ insurance policy. The policy provides coverage of up to (Won)20 billion in the aggregate for all insured persons, with respect to each incident triggering liability.

Item 21.  Exhibits and Financial Statement Schedules

(a) Exhibits

Number		Description

2.1		Merger Agreement dated as of May 30, 2003 by and between Kookmin Bank and Kookmin Credit Card (included as Annex I to the prospectus which is a part of this Registration Statement and incorporated by reference herein).

3.1	*	Amended and Restated Articles of Incorporation of Kookmin Bank (in English).

4.1	**	Form of Share Certificate of Kookmin Bank’s common stock, par value (Won)5,000 per share (in English and Korean).

4.2	***	Form of Amended and Restated Deposit Agreement dated as of November 1, 2001 among Kookmin Bank, The Bank of New York, as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, including the form of American depositary receipt.

4.3		Long-term debt instruments of Kookmin Bank and its consolidated subsidiaries and for any of its consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Kookmin Bank agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.

5.1	†	Opinion of Shin & Kim regarding the legality of securities being registered.

10.1	****	Amended and Restated Investment Agreement dated as of September 4, 2001 between Kookmin Bank and Goldman Sachs Capital Koryo, L.P.

10.2	*	Amendment No. 1 to the Amended and Restated Investment Agreement dated as of September 4, 2001 between Kookmin Bank and Goldman Sachs Capital Koryo, L.P.

10.3	****	Investment Agreement dated as of July 15, 1999 between H&CB, ING Insurance International B.V. and ING Verzekeringen N.V. (as amended).

10.4	****	Waiver Agreement dated as of October 31, 2001 among H&CB, ING International B.V., ING Life Insurance Company, Korea Ltd. and KB Investment Trust Management Co., Ltd.

10.5	****	Merger Agreement dated as of April 23, 2001 by and between Kookmin Bank and H&CB.

10.6	*	Strategic Alliance Agreement dated as of December 4, 2002 between Kookmin Bank and ING Bank N.V.

10.7	*	Waiver Agreement dated as of December 4, 2002 between Kookmin Bank and ING Bank N.V.

15.1	†	Letter of PricewaterhouseCoopers regarding unaudited interim financial information.

21.1	*	List of Subsidiaries of Kookmin Bank.

23.1	†	Consent of Shin & Kim (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference).

Number		Description

23.2	†	Consent of PricewaterhouseCoopers

24.1	*****	Powers of Attorney (contained on signature pages to the registration statement).

*	Incorporated by reference to the registrant’s annual report on Form 20-F (No. 1-1528), filed on June 17, 2003.
**	Incorporated by reference to the registrant’s previous filing on Form F-1 (No. 333-90074), filed on June 4, 2002.
***	Incorporated by reference to Exhibit (a) of the registrant’s previous filing on Form F-6 (No. 333-13882) filed on September 5, 2001.
****	Incorporated by reference to the registrant’s previous filing on Form F-4 (No. 333-13880), filed on September 10, 2001.
*****	Previously filed.
†	Filed herewith.

(b) Financial Statement Schedules

None.

Item 22.  Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrants include in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(b)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(c)	The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)	The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(f)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(g)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES OF KOOKMIN BANK

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Seoul, Republic of Korea, on July 22, 2003.

KOOKMIN BANK

By:	/s/ JUNG TAE KIM
Name:	Jung Tae Kim
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 22, 2003.

Name	Title

* Sang Hoon Kim	Chairman

* Jung Tae Kim	President and Chief Executive Officer

* Sung Nam Lee	Auditor and Executive Director

* Jong Kyoo Yoon	Executive Vice President and Chief Financial and Accounting Officer

* Donald H. MacKenzie	Executive Vice President and Executive Director

* Sun Jin Kim	Non-executive Director

* Kyung Hee Yoon	Non-executive Director

Name	Title

Moon Soul Chung	Non-executive Director

Cheol Soo Ahn	Non-executive Director

Dong Soo Chung	Non-executive Director

Richard Elliott Lint	Non-executive Director

* Seoung Woo Nam	Non-executive Director

* Suk Yong Cha	Non-executive Director

Bernard S. Black	Non-executive Director

Ki Hong Kim	Non-executive Director

* Eun Joo Park	Non-executive Director

Kyung Bae Suh	Non-executive Director

*By:	/s/ KWANG SOON CHANG

Kwang Soon Chang Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF KOOKMIN BANK

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly registered representative in the United States of Kookmin Bank, has signed this Registration Statement or amendment thereto in the City of New York, State of New York, on July 22, 2003.

By:	/s/ SEI JUN PARK
Name:	Sei Jun Park
Title:	General Manager Kookmin Bank, New York Branch

Exhibit Index

Number		Description

2.1		Merger Agreement dated as of May 30, 2003 by and between Kookmin Bank and Kookmin Credit Card (included as Annex I to the prospectus which is a part of this Registration Statement and incorporated by reference herein).

3.1	*	Amended and Restated Articles of Incorporation of Kookmin Bank (in English).

4.1	**	Form of Share Certificate of Kookmin Bank’s common stock, par value (Won)5,000 per share (in English and Korean).

4.2	***	Form of Amended and Restated Deposit Agreement dated as of November 1, 2001 among Kookmin Bank, The Bank of New York, as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, including the form of American depositary receipt.

4.3		Long-term debt instruments of Kookmin Bank and its consolidated subsidiaries and for any of its consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Kookmin Bank agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.

5.1	†	Opinion of Shin & Kim regarding the legality of securities being registered.

10.1	****	Amended and Restated Investment Agreement dated as of September 4, 2001 between Kookmin Bank and Goldman Sachs Capital Koryo, L.P.

10.2	*	Amendment No. 1 to the Amended and Restated Investment Agreement dated as of September 4, 2001 between Kookmin Bank and Goldman Sachs Capital Koryo, L.P.

10.3	****	Investment Agreement dated as of July 15, 1999 between H&CB, ING Insurance International B.V. and ING Verzekeringen N.V. (as amended).

10.4	****	Waiver Agreement dated as of October 31, 2001 among H&CB, ING International B.V., ING Life Insurance Company, Korea Ltd. and KB Investment Trust Management Co., Ltd.

10.5	****	Merger Agreement dated as of April 23, 2001 by and between Kookmin Bank and H&CB.

10.6	*	Strategic Alliance Agreement dated as of December 4, 2002 between Kookmin Bank and ING Bank N.V.

10.7	*	Waiver Agreement dated as of December 4, 2002 between Kookmin Bank and ING Bank N.V.

15.1	†	Letter of PricewaterhouseCoopers regarding unaudited interim financial information.

21.1	*	List of Subsidiaries of Kookmin Bank.

23.1	†	Consent of Shin & Kim (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference).

23.2	†	Consent of PricewaterhouseCoopers

24.1	*****	Powers of Attorney (contained on signature pages to the registration statement).

*	Incorporated by reference to the registrant’s annual report on Form 20-F (No. 1-1528), filed on June 17, 2003.

**	Incorporated by reference to the registrant’s previous filing on Form F-1 (No. 333-90074), filed on June 4, 2002.

***	Incorporated by reference to Exhibit (a) of the registrant’s previous filing on Form F-6 (No. 333-13882) filed on September 5, 2001.

****	Incorporated by reference to the registrant’s previous filing on Form F-4 (No. 333-13880), filed on September 10, 2001.

*****	Previously filed.

†	Filed herewith.